KW 3/8

13013847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sagent Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

299 Park Avenue, 9th Floor
(No. and street)

New York	**NY**	**10171**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott D. Kaplan **(212) 904-9477**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/9/13

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Audit Committee of
Sagent Holdings, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Sagent Advisors LLC (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sagent Advisors LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2013

SAGENT ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 17,618,101
Security deposits (Note 3)	2,677,262
Accounts receivable, net of allowance of $625,000	5,418,920
Property and equipment, net of accumulated depreciation and amortization of $5,076,362	6,878,927
Other assets	788,008
Total assets	$ 33,381,218

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Accounts payable and accrued expenses (Note 5)	$ 12,947,233
Deferred revenue	221,984
Total liabilities	13,169,217
SUBORDINATED LOANS (NOTE 6)	2,972,790
COMMITMENTS AND CONTINGENCIES (NOTE 9)	
MEMBER'S CAPITAL	17,239,211
Total liabilities and member's capital	$ 33,381,218

See notes to statement of financial condition.

SAGENT ADVISORS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2012

1. ORGANIZATION

Sagent Advisors, LLC (the "Company"), a Delaware limited liability company, provides financial advisory services to clients in connection with mergers, acquisitions, financings, restructurings and other transactions. The Company may also act as a placement agent, arranger, dealer-manager and/or underwriter in certain transactions. The Company's clients consist of public and private companies in a variety of industries, including private equity firms. The Company has offices in the United States located in Charlotte, North Carolina, Chicago, Illinois, McLean, Virginia, New York, New York and San Francisco, California.

Effective April 1, 2012, the Company converted from a corporation (formerly known as Sagent Advisors Inc., or "Advisors Inc.") to a limited liability company (the "Conversion"). In connection with the Conversion, the Company became a wholly-owned subsidiary of Sagent Management, LLC ("Management, LLC"), which is a wholly-owned subsidiary of Sagent Holdings, Inc. ("Holdings"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Significant estimates made by management include the allowance for doubtful accounts, deferred tax assets, accrual for employee incentive compensation, and other accrued expenses. Actual results could differ materially from these estimates.

Fair Value of Financial Assets and Liabilities - The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable and certain other assets, and accounts payable and accrued expenses approximates their fair value due to the short-term nature of these financial assets and liabilities.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks, money market investments, short-term government bonds or Treasury Bills, which are held at three major U.S. financial institutions.

Allowance for Doubtful Accounts - The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends and other information. As of December 31, 2012, an allowance of $625,000 has been recorded.

Property and Equipment - Property and equipment consist of furniture, fixtures, equipment, leasehold improvements, and computer hardware and software, which are stated at cost.

The Company applies the provision of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, "*Internal-Use Software*" when costs are incurred in developing software. This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal-use software development costs. Such deferred costs are included in property and equipment in the accompanying statement of financial condition. The Company began amortizing certain capitalized computer software costs 2005, 2010 and 2012 certain software was ready for its intended use. The Company periodically evaluates the carrying value of property and equipment when events and circumstances suggest that such assets may be impaired.

Share Based Compensation - The Company accounts for share-based compensation in accordance with ASC 718, "*Stock Compensation*".

Pursuant to Holding's Management Equity Plan (the "MEP" or the "Plan"), which is intended to function as a vehicle to tie key employee incentives to the long term development of Holding's through share ownership of Holding's stock, Holding's may sell or grant shares of its restricted common stock to eligible employees. The MEP is a "book value plan" as discussed in ASC 718. The MEP is administered by Holding's Compensation Committee, a sub-committee of its Board of Directors.

Income Taxes – Subsequent to the Conversion, the Company is included in the consolidated federal, state and local income tax return filed by Holdings, because it is a single member LLC, and is considered a disregarded entity for tax purposes; however, the Company's income tax has been calculated on a separate entity basis for the statement of financial condition. Federal, state and local income taxes are payable to Holdings. The Company accounts for income taxes in accordance with ASC 740-10, "*Income Taxes*". Deferred income taxes are recorded by applying statutory tax rates to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

ASC 740-10 also clarifies the accounting for uncertainty in income taxes recognized in a company's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. As of December 31, 2012, the Company did not have any unrecognized tax benefits as contemplated by ASC 740-10.

3. SECURITY DEPOSITS

Each of the long-term leases for the Company's offices in the United States required a security deposit. The Company has provided fully cash collateralized letters of credit through a major financial institution in the United States to each of the landlords in connection with the respective office leases. No amounts have been drawn under any of the letters of credit. Total security deposits at December 31, 2012 were $2,677,262. A portion of the security deposits will be reduced at various times throughout the applicable lease period with the final reductions arising no later than sixty days after the applicable lease expiration date.

4. PROPERTY AND EQUIPMENT

As of December 31, 2012, property and equipment consist of the following:

Leasehold improvements	$ 7,393,955
Furniture and fixtures	1,930,644
Computer hardware and software	1,714,101
Internally developed software	582,627
Office equipment	333,962
	11,955,289
Less: accumulated depreciation and amortization	5,076,362
	$ 6,878,927

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2012, accounts payable and accrued expenses consist of the following:

Accrued compensation and benefits	$ 8,134,413
Deferred rent	3,816,016
Accrued professional fees	373,500
Accounts payable	274,067
Interest on subordinated loans	33,170
Other	316,067
	$ 12,947,233

6. SUBORDINATED LOANS

Subordinated loans comprise loans that mature at various times during 2013 and 2014. Interest is accrued and payable on the subordinated loans at the prime rate. The remaining interest payment dates arise at various times between 2013 and 2014. Each respective loan contains a principal repayment schedule equal to one third of the loan amount where the remaining payment dates arise at various times between January 16, 2013 and December 15, 2014. Each respective subordinated loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. A subordinated loan would be repayable only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing repayment of subordinated loans. Subject to the foregoing restriction, the principal repayments due pursuant to these subordinated loans are as follows:

2013	$ 2,560,103
2014	412,687
	$ 2,972,790

7. MANAGEMENT EQUITY PLAN

The Company recognizes non-cash compensation pursuant to ASC 718 over the vesting period in connection with shares granted to its employees pursuant to the MEP. At December 31, 2012, unamortized compensation costs related to restricted stock grants was $3,564,962.

Prior to the Conversion, in 2012 Advisors Inc. granted 578 shares of restricted stock to certain employees, which are amortized and vest pursuant to the Plan. Prior to the Conversion, stockholders' equity was adjusted for all restricted shares granted pursuant to the Plan as follows: (i) $372,967 related to amortization expense and (ii) $16,899 related to the repurchase of 11 shares associated with the net settlement of vested shares.

All holders of Advisors Inc. common stock, including any purchase or grant rights, received an equivalent number of shares and/or purchase or grant rights of Holding's common stock and all Advisors Inc. common stock and/or purchase or grant rights were cancelled.

8. RELATED PARTY TRANSACTIONS

On April 26, 2007, Advisors Inc. entered into (i) a Stock Purchase Agreement with, and sold shares of its common stock to, Daiwa Capital Markets America Holdings Inc. ("DCMAH") (ii) a Business Alliance with Daiwa Securities Capital Markets Co. Ltd. ("DSCM") (formerly Daiwa Securities SMBC Co. Ltd.) and Daiwa Capital Markets America Inc. (formerly Daiwa Securities America ("Daiwa CM America" and together with DSCM, the "Daiwa Parties")) and (iii) a Services Agreement with the Daiwa Parties (collectively, the "Transaction"). The purpose of the Business Alliance with DSCM is to increase cross-border investment banking opportunities for the Company, DSCM and its related parties, as well as their respective clients. DCMAH's stock ownership transferred to Holdings in connection with the Conversion.

Pursuant to the Transaction, the Company and the Daiwa Parties collaborate to provide services to certain clients. In connection with any such collaboration, client billing responsibility is assigned to either the Company or the Daiwa Parties, which creates either a receivable or payable for the Company with the Daiwa Parties when client billings arise. Pursuant to certain secondment agreements between the Company, the Daiwa Parties and certain Company employees, the Company is reimbursed by the Daiwa Parties for certain employee benefits and related administrative costs.

During 2012 the Company transferred its merchant banking investment to Sagent Capital SPV, LLC, which is a wholly-owned subsidiary of Management, LLC.

Accounts Receivable - As of December 31, 2012, accounts receivable included $119,865 due from related parties.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company leases long-term office space at four locations in the United States pursuant to operating leases expiring at various times through November 30, 2020. During 2012, the Company agreed with the sublandlord of one of the office spaces to shorten the lease expiration date from August 15, 2017 to July 31, 2013.

As of December 31, 2012, the future minimum payments under these operating leases are as follows:

2013	$ 3,054,748
2014	2,967,293
2015	3,173,647
2016	3,015,245
2017	2,511,297
Thereafter	7,609,276
	$ 22,331,506

The Company also leases temporary office space with an expiration date of August 31, 2013 for $6,865 per month.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with its counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2012.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. ASC 820 establishes a hierarchy that categorizes financial instruments, based on the priority of the inputs to the valuation technique into the following three-levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

At December 31, 2012, cash equivalents amount to $12,903,324 and are comprised of open-end money market registered funds maintained with major commercial banks in the United States, which are classified as Level 1, and are measured at fair value on a recurring basis based on their quoted net asset value. There were no financial instruments reported at fair value classified as Level 2 or 3 at December 31, 2012.

11. INCOME TAXES

The significant components of Holdings' deferred income tax asset, the benefit of which would be made available to the Company, at December 31, 2012 are as follows:

Net operating loss	$ 4,403,000
Restricted Stock	800,000
Deferred rent	468,000
Merchant banking investment	427,000
Bad debt expense	232,000
Accrued expenses	136,000
Accrued compensation	54,000
Charitable contributions	45,000
Depreciation	(340,000)
Deferred income taxes before valuation allowance	6,225,000
Valuation allowance	(6,225,000)
	$ -

The Company's net operating carryforwards begin to expire in 2028. Based on the provisions of ASC 740, and the relevant facts and circumstances considered, the Company recorded a valuation allowance against its net deferred tax assets at December 31, 2012.

12. CONCENTRATIONS

Major Clients

The Company is subject to concentration of credit risk with respect to its accounts receivable. The Company had one client that accounts for 74% of its accounts receivables, net balance at December 31, 2012.

Cash and Cash Equivalents and Security Deposit Concentrations

The Company maintains cash and cash equivalent balances, including security deposits, with major commercial banks in the United States. From time to time, the Company maintains cash and cash equivalents balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

13. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii) (the "Alternative Standard") which requires that the Company maintain minimum net capital, as defined, of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, whichever is greater. At December 31, 2012, the

Company had net capital of $7,848,818, which was in excess of its statutory requirement by $7,598,818.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

14. SUBSEQUENT EVENT

The Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 28, 2013, the date the statement of financial condition was issued, and has concluded that no subsequent events existed that warrant disclosure in the notes to the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2013

The Audit Committee of Sagent Holdings, Inc.
299 Park Avenue, 9th Floor
New York, NY 10171

In planning and performing our audit of the financial statements of Sagent Advisors LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

SAGENT ADVISORS, LLC
(SEC I.D. No. 8-66273)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.